UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-19791

USF Corporation

(Exact name of registrant as specified in its charter)

8550 W. Bryn Mawr Ave., Ste. 700, Chicago, IL 60631, (773) 824-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

8½% Notes due April 15, 2010

6½% Notes due May 1, 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1 holder

Preferred Stock Purchase Rights: 0 holders

8½% Notes Due April 15, 2010: 39 holders

6½% Notes Due May 1, 2009: 17 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, USF Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

USF CORPORATION

Date: May 24, 2005	By:	/s/ Richard C. Pagano

	Name:	Richard C. Pagano
	Title:	Senior Vice President, General Counsel and Secretary